UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   LORENTZEN, FRIDTJOF
   GENERALLUNDEN 7
   OSLO,   0381
   NORWAY
2. Issuer Name and Ticker or Trading Symbol
   TRANSOCEAN OFFSHORE INC.
   RIG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   JUNE 10, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |5/9/97|S   | |602(1)            |D  |62.83(2)   |                   |I     |(3)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/9/97|S   | |60(1)             |D  |63.58(2)   |                   |I     |(3)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/13/9|S   | |542(1)            |D  |63.31(2)   |                   |I     |(3)                        |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/14/9|S   | |602(1)            |D  |65.34(2)   |                   |I     |(3)                        |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/15/9|S   | |602(1)            |D  |65.80(2)   |                   |I     |(4)                        |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/21/9|S   | |901(1)            |D  |65.29(2)   |                   |I     |(5)                        |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/22/9|S   | |300(1)            |D  |67.27(2)   |                   |I     |(5)                        |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/23/9|S   | |300(1)            |D  |68.68(2)   |167,060            |I     |(5)                        |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |      |    | |                  |   |           |5,599              |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Represents reporting person's proportionate ownership interest in common stock held indirectly through a corporation.
(2) Shares sold in Norwegian Kroner; price shown is Norwegian Kroner price converted at the applicable exchange rate per U.S. dollar on the date of
sale.
(3) Owned indirectly by the reporting person through A/S Filo, A/S Pater and Lorentzen Skibs A/S, each a
Norwegian
corporation.
(4) Owned indirectly by the reporting person through A/S Filo and A/S Pater, each a Norwegian corporation.
(5) Owned indirectly by the reporting person through A/S Filo, A/S Pater and/or A/S Anilin, each a Norwegian corporation.
This Statement confirms that the undersigned, Forrest E. Wylie, has authorized and designated Eric B. Brown and
Nicolas J. Evanoff to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Transocean Offshore Inc. The authority of Eric B.
Brown and Nicolas J. Evanoff shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to securities of Transocean Offshore Inc., unless earlier revoked in writing. The undersigned acknowledges that neither Eric B. Brown nor Nicolas J. Evanoff is assuming any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act of
1934.
Date:  June 10, 1997
                                          /s/ Fridtjof Lorentzen


SIGNATURE OF REPORTING PERSON
/s/ FRIDTJOF LORENTZEN by NICOLAS J. EVANOFF
DATE
JUNE 10, 1997